Exhibit 12.1
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Huntington Preferred Capital, Inc

	Year Ended December 31,
(in thousands)	2007		2006		2005		2004		2003

Earnings:
Income before taxes	$317,876		$345,550		$314,865		$284,795		$308,635

Add: Fixed charges, excluding interest on deposits	—		—		—		—		—

Earnings available for fixed charges, excluding interest on deposits	317,876		345,550		314,865		284,795		308,635
Add: Interest on deposits	—		—		—		—		—

Earnings available for fixed charges, including interest on deposits	$317,876		$345,550		$314,865		$284,795		$308,635

Combined Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$—		$—		$—		$—		$—
Interest factor in net rental expense	—		—		—		—		—

Total fixed charges, excluding interest on deposits	—		—		—		—		—
Add: Interest on deposits	—		—		—		—		—

Total fixed charges, including interest on deposits	—		—		—		—		—
Preferred stock dividends	49,643		47,944		34,634		20,744		18,911

Combined fixed charges and preferred stock dividends	$49,643		$47,944		$34,634		$20,744		$18,911

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	6.40	x	7.21	x	9.09	x	13.73	x	16.32	x